WAVECREST SECURITIES, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

Year Ended December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- **69029**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 AND ENDING 12/31/2016
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wavecrest Securities, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Ave., 5th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anson, Brian, CPA

(Name – if individual, state last, first, middle name)

18425 Burbank Blvd, #606   Tarzana   CA   91356
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:


✔ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kristoffer B Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wavecrest Securities, as of Dec. 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President

Title

Notary Public

MICHAEL FRANCIS CREED 2/21/17
Notary Public - State of New York
NO. 01CR6254579
Qualified in New York County
My Commission Expires Jan 17, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
WaveCrest Securities. LLC
New York, New York

I have audited the accompanying statement of financial condition of WaveCrest Securities LLC as of December 31, 2016 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of WaveCrest Securities LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WaveCrest Securities LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of WaveCrest Securities LLC's financial statements. The supplemental information is the responsibility of WaveCrest Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2017

WAVECREST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	44,458
Prepaid expenses		1,000
	$	45,458

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	2,744
Members' equity		42,714
	$	45,458

See notes to financial statements

WAVECREST SECURITIES, LLC

STATEMENT OF INCOME
Year Ended December 31, 2016

Revenues:		
Fee income	$	918,820
Reimbursed expenses		96,916
		1,015,736
Operating expenses:		
Commissions		706,320
Outside services		23,933
Member compensation & benefits		61,589
Occupancy		12,000
Licenses & registrations		15,841
Other		30,761
		850,444
Net income	$	165,292

See notes to financial statements

WAVECREST SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2016

Balance, January 1, 2016	$	37,922
Net income		165,292
Distributions to members		(160,500)
Balance, December 31, 2016	$	42,714

WAVECREST SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	165,292
Adjustments to reconcile net income to net cash provided by operating activities:		
Prepaid expenses		(1,000)
Other assets		131
Accounts payable and accrued expenses		2,744
Net cash provided by operating activities		167,167
Cash flows from financing activities:		
Distributions to members		(160,500)
Net cash used for financing activities		(160,500)
Net increase in cash during the year		6,667
Cash, beginning of year		37,791
Cash, end of year	$	44,458

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Note 1 **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

The Company. WaveCrest Securities, LLC (the "Company") is a limited liability company under the laws of the State of Delaware. The Company is a wholly owned subsidiary of WaveCrest Holdings, LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the private placement of securities and mergers and acquisitions.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates that affect the reported amounts of assets liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred.

Income Taxes. Income taxes, if any, are the liability of individual members. Accordingly, income or losses pass through to the Company members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

The Company is subject to audit by the taxing agencies for years ending 2013, 2014, and 2015.

Concentration of Credit Risk. The Company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value Measurements. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Measurements (Continued). A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2016.

Note 2   **RELATED PARTY TRANSACTIONS**

During the year ended December 31, 2016, the Company paid rent expense of $12,000 to WaveCrest Holdings, LLC (a related party). The Company has a month to month agreement with WaveCrest Holdings, LLC.

Note 3   **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2016 was 0.07 to 1. The basic concept of the Rule is liquidity, its object being to require broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2016, the Company had net capital of $41,714 which was $36,714 in excess of the amount required by the SEC.

WAVECREST SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2016

Note 4   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from the statement of financial condition date through February 10, 2017 the date at which the financial statements were issued, and determined there are no other items to disclose.

WAVECREST SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2016

Capital		
Members' equity		$ 42,714
Deductions and charges:		
Nonallowable assets:		
Prepaid expenses	$ (1,000)	
		(1,000)
Net capital		$ 41,714
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 2,744
Computation of basic net capital requirement		
Minimum net capital required		$ 183
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital		$ 36,714
Net capital less 120% of minimum		
dollar net capital required		$ 35,714
Percentage of aggregate indebtedness to net capital		7%

**Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2016)**

There are no material differences between the computations above
and the computations included in the Company's corresponding
unaudited Form X-17A-5 PartIIA filing.

BRIAN W. ANSON

Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
WaveCrest Securities. LLC
New York, New York

I have reviewed management's statements, included in the accompanying WaveCrest Securities LLC, Exemption Report in which (1) WaveCrest Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which WaveCrest Securities. LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and 2 WaveCrest Securities LLC stated that WaveCrest Securities LLC met the identified exemption provision throughout the most recent fiscal year without exception. WaveCrest Securities LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about WaveCrest Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2017


WAVECREST SECURITIES

WaveCrest Securities, LLC
Exemption Report
December 31, 2016

WaveCrest Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the entire period January 1, 2016 through December 31, 2016 without exception.

I, Kristopher Mack, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Member

February 20, 2017